August 25, 2010	Stacy H. Winick D 202.778.9252 F 202.778.9100 stacy.winick@klgates.com

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Garnett:

Nuveen Diversified Commodity Fund

333-130360

This letter responds to the comments contained in your letter dated August 20, 2010, regarding Pre-Effective Amendment No. 5 to the Registration Statement on Form S-1 of the Nuveen Diversified Commodity Fund (the “Fund”). For convenience, each of your comments is repeated below, with responses immediately following.

The responses to these comments are included, as appropriate, in Pre-Effective Amendment No. 6, which was filed with the SEC on the date of this letter. A copy of that amendment, marked to show changes from Pre-Effective Amendment No. 5, is enclosed for your convenience.

Registration Statement Facing Page

1.	Comment. We note your response to comment 1 of our letter dated April 26, 2010. In response to our comment, you revised your facing page to indicate that you are a non-accelerated filer. Please tell us why you should not be considered a “smaller reporting company” as defined in Rule 12b-2 of the Exchange Act. We note that there is no public float for your shares and you are seeking to register only $25,000,000. We also note that your revenues in 2009 were less than $50 million. Please note that a company that qualifies as a smaller reporting company is required to check the appropriate box on its filings. See Release No. 33-8876 (Dec. 19, 2007), Section III.F.3.

Response: The registration statement has been revised to register 10 million common shares for a proposed aggregate offering price of $250,000,000.

Ms. Karen J. Garnett

August 25, 2010

2.	Comment. We note your response to comment 7 of our letter. If you intend to register units in the amount of $250,000,000, as indicated on page 13 and elsewhere, please revise your fee table and submit the appropriate registration fee for the additional amount of securities. Alternatively, please revise your disclosure throughout the prospectus to reflect the amount that you have registered.

Response: Please see response to comment 1.

Prospectus Cover Page

3.	Comment. Disclosure on the prospectus cover page and on page 7 states that you are not an investment company subject to the Investment Company Act of 1940. We note, however, that you intend to invest in options, forward contracts, and short-term debt securities. Please provide us with a detailed analysis of how the Fund’s investments will be consistent with your status under the Investment Company Act. Discuss any exemption you intend to rely on and how your investment strategy will support that exemption. We will refer your response to the Division of Investment Management for further review.

Response: The Fund has previously provided the Staff with a detailed analysis of its investment company status in its letter to the Staff dated March 10, 2006 (response to comment 2). In that analysis, which we have attached to this letter as Appendix A, the Fund provided its determination that it is not subject to regulation as an investment company under the Investment Company Act of 1940 (the “1940 Act”) because the Fund is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities, and, as a result, is not an investment company under Section 3(b)(1) of the 1940 Act. We continue to believe that the Fund is and will be primarily engaged in the business of a commodity pool, and that this conclusion is supported by an analysis of the Fund’s structure and operations under established standards enunciated by the staff of the Division of Investment Management in the Managed Futures Association no-action letter (pub. avail. July 15, 1996) (“MFA”) and the Peavey Commodity Futures Fund no-action letter (pub. avail. June 2, 1983) (“Peavey”).

We note as a preliminary matter that commodity futures, commodity options, and forward contracts on physical commodities are not deemed to be securities for purposes of the 1940 Act. See, Peavy.

The Fund’s proposed investments in commodity futures, commodity options, forward contracts on physical commodities, and short-term debt securities as collateral to secure the Fund’s commodity interest positions are consistent with its status under Section 3(b)(1) of the 1940 Act. The support for this fact stems from the interplay between Section 3(a)(1)(C), which was previously Section 3(a)(3) of the 1940 Act, and Section 3(b)(1) of the 1940 Act.

Ms. Karen J. Garnett

August 25, 2010

Section 3(a)(1)(C) of the 1940 Act defines “investment company” as any issuer which:

is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percentum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Section 3(a)(1)(C) encompasses most entities that have significant securities activities. Congress recognized, however, that this definition was so broad that it could include entities that, despite their significant securities activities, were not investment companies, and were not intended to be subject to the 1940 Act. Congress adopted Section 3(b)(1) as one method to exclude these entities from the 1940 Act’s coverage.

Section 3(b)(1) states that:

Notwithstanding paragraph (1)(C) of subsection (a), none of the following persons is an investment company within the meaning of this title: (1) Any issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.

Sections 3(b)(1) and 3(a)(1)(C), when read together, essentially stand for the proposition that an issuer will be excluded from the definition of investment company if it is primarily engaged in a business other than investing, reinvesting, owning, holding, or trading in securities, even if it has securities activities of a scope and magnitude that normally would cause it to be deemed to be an investment company.

The staff of the Division of Investment Management has acknowledged that many commodity pools, such as the Fund, will have securities activities of a magnitude that will cause them to fall within the definition of investment company contained in Section 3(a)(1)(C). In the MFA letter, the staff stated that “Many commodity pools that are held out to the public as such can meet the definition of investment company in Section 3(a)(3) [now Section 3(a)(1)(C)] in view of the nature of their business.” The staff noted further that:

Ms. Karen J. Garnett

August 25, 2010

We understand that the assets of commodity pools typically consist in large part of cash and government securities, which are used to margin futures contract obligations. Because cash and government securities are excluded from total assets for purposes of applying Section 3(a)(3) [now Section 3(a)(1)(C)], any other securities held by a commodity pool become a significant percentage of the pool’s total assets, causing the pool to meet the definition of investment company contained in that section.

The staff went on to note, however, that:

A commodity pool that meets the definition of investment company in Section 3(a)(3) [now Section 3(a)(1)(C)] nonetheless may be excluded by Section 3(b) of the Investment Company Act. Section 3(b)(1) excludes from the definition of investment company any issuer engaged primarily in a business or businesses other than investing, reinvesting, owning, holding or trading in securities, either directly or through wholly-owned subsidiaries.

The staff has provided guidance in the Peavey and MFA letters that describes the circumstances in which a commodity pool can rely upon the exclusion provided by Section 3(b)(1). In the staff’s view, as expressed in the MFA letter, “a commodity pool’s primary business should be deemed to be investing or trading in commodity interests if (1) the pool looks primarily to commodity interests as its principal intended source of gains, (2) the pool anticipates that commodity interests present the primary risk of loss, and (3) the pool’s historical development, public representations of policy (in its prospectus or offering circular and in marketing materials), and the activities of those charged with management of the pool demonstrate that the pool’s primary business is investing or trading in commodity interests, rather than securities.”

As we discussed at length in our March 10, 2006 response, the Fund is entitled to rely on the exclusion from the definition of investment company contained in Section 3(b)(1) of the 1940 Act, as that section has been interpreted by the staff. As indicated above, because the Fund is relying on Section 3(b)(1), its investments in commodity futures, commodity options, forward contracts on physical commodities, and short-term debt securities as collateral to secure the Fund’s commodity interest positions are not only consistent, but are also anticipated by that Section’s terms.

Ms. Karen J. Garnett

August 25, 2010

As a result of the above comment, the following disclosure has been added on page 8 as the final sentence in the fourth bullet:

Based on the Fund’s structure, its (i) potential for the realization of the greatest gains and (ii) exposure to the largest risk of loss will always be from its commodity investments and options strategy.

Who May Want to Invest, page 1

4.	Comment. We note that the Fund may be an appropriate investment for individuals seeking direct exposure to commodity futures and forward contracts. Please explain how an investor will gain direct exposure to these contracts. It appears that an individual would have indirect exposure by investing in your fund, which then invests in these types of contracts. Please also revise your sales literature.

Response: Understood. The disclosure has been revised to delete the reference to “direct.”

5.	Comment. You state that the Fund may be an appropriate investment for individuals seeking a fully collateralized and unleveraged commodity investment strategy. We note that you may borrow up to 5% of your net assets. Please revise to reconcile these two statements. Please also revise your sales literature.

Response: As noted on page 6 of the prospectus (and elsewhere throughout the document), “[t]he Fund has no current intention to utilize leverage (except for borrowings for temporary or emergency purposes.)” (emphasis added) In addition, the Fund has revised its Trust Agreement (a copy of which has been filed as an exhibit to this Pre-Effective Amendment No. 6 in accordance with Comment 30) to specify that in no instance, may the Fund borrow in excess of 5% of its net assets. Additional disclosure relating to when the Fund may utilize borrowings for temporary or emergency purposes is included at page 27 (see response to comment 9 below). In light of the limited nature of those situations, the Fund does not believe that retaining the flexibility to borrow up to 5% of its net assets to address temporary or emergency situations is inconsistent with the Fund’s non-leverage strategy.

6.	Comment. Please revise to clarify how the Fund will be tax-advantaged relative to commodity based mutual funds. Please also revise your sales literature.

Response: Agreed. The sentence noted in the comment has been deleted and replaced with the following:

•

Access to underlying investments that generally qualify as “Section 1256 Contracts” which generate gains (losses) that are characterized as 60% long-term capital gains (losses) and 40% short-term capital gains (losses);

Ms. Karen J. Garnett

August 25, 2010

Investment Objective, page 2

7.	Comment. Please revise to briefly explain the terms “risk-adjusted” and “total return” as they relate to the Fund. Also, please clarify the reference to “leading commodity market benchmarks.”

Response: Agreed. A new second sentence has been added on page 2 under the heading “Investment Objective” as follows:

Risk-adjusted total return refers to the income and capital appreciation generated from all of the Fund’s portfolio components (total return) per unit of risk taken.

The first sentence on page 2 under the heading “Investment Objective” and throughout the document has been revised as follows (new language is underlined):

The Fund’s investment objective is to generate attractive risk-adjusted total return compared to leading commodity market benchmarks, specifically the Dow Jones-UBS Commodity Index® and the S&P GSCI Commodity Index, and passively managed commodity funds.

Investment Strategy, page 3

8.	Comment. Refer to the description of your options strategy on page 4. Please revise to explain what it means to write a call option and how the options strategy contributes to your overall investment objective.

Response: Agreed. The following sentence has been added as a new first sentence on page 4 under the heading “Options Strategy” (sentence already appears in other places throughout the document):

The Fund’s option strategy is designed to enhance risk-adjusted total return characteristics of the Fund’s commodity investments.

The following sentence has been added as a new third sentence beginning on page 4 under the heading “Options Strategy” and throughout the document as appropriate:

A call option gives its owner (buyer) the right but not the obligation to buy the underlying futures contract at a particular price, known as the strike price, at anytime between the purchase date and the expiration date of the option. The person who writes (sells) the option to the buyer is thus required to fulfill the contractual obligation (by selling the underlying futures contract to the buyer at the strike price) should the option be exercised. If the option is covered, the writer (seller) has an offsetting futures position.

Ms. Karen J. Garnett

August 25, 2010

9.	Comment. Refer to the discussion of leverage on page 5. Please revise to clarify why and how the fund may utilize leverage.

Response: Agreed. The following disclosure has been added to pages 27 and 49:

Situations where the Fund might exercise this limited borrowing ability for temporary or emergency purposes may include, for example, events beyond the Fund’s control that temporarily limit or prevent the Fund from accessing its funds or investments through normal channels (such as a result of a power outage affecting an entity holding Fund assets).

Please also see response to comment 5.

Collateral Subadvisor, page 9

10.	Comment. We note that you present disclosure regarding Nuveen Investments’ indebtedness and cash on hand as of March 31, 2010. Please revise this disclosure to provide the most up-to-date information available.

Response: Agreed. The disclosure has been updated to give information as of June 30, 2010, the most up-to-date information available.

Break-even Analysis, page 13

11.	Comment. Please explain why you assume an interest rate of .14% under the column “Initial Offering Purchases” and a rate of .15% under the column “Secondary Market Purchases.” In addition, we note that you assume annual interest income of .16% in the first risk factor on page 24. It is not clear why you would assume three different interest rates.

Response: Agreed. The references noted have been reconciled to reflect the .14% number. The “Secondary Market Purchases” column has been deleted from the document.

Risk Factors, page 17

12.	Comment. You state: “The risks set out below are not the only risks the fund faces.” Your disclosure must include all material risks to the company. References to additional risks that are not disclosed are not appropriate. Please revise to remove this statement.

Response: Agreed. The sentence has been deleted.

Ms. Karen J. Garnett

August 25, 2010

Conflicts of interest could adversely affect the Fund, page 23

13.	Comment. We note your response to comment 4 of our letter. Please expand your disclosure in this risk factor to address the risks presented by your lack of formal procedures for resolving conflicts of interest related to managing your investments and operations.

Response: Agreed. The penultimate sentence in the risk factor noted above has been deleted and replaced with the following:

Each of the manager and the subadvisors resolve conflicts of interest as they arise based on its judgment and analysis of the particular issue. There are no formal procedures to resolve conflicts of interest and as a result, the manager and/or the subadvisors could resolve a potential conflict in a manner that is not in the best interest of the Fund or its shareholders.

Overview of Investment Strategy, page 27

14.	Comment. Please revise to explain the meaning of “fully collateralized” as it relates to your Fund. Also, briefly describe the terms “long-only” and “rules-based investment strategy.”

Response: Agreed. The following sentences have been added on page 27 under the heading “Overview of Investment Strategy – Commodity Investments”:

“Fully collateralized” means that the Fund will maintain as collateral high grade debt securities in an aggregate amount corresponding to the full notional value of its commodity investments. “Long-only, rules-based” means that the Fund holds it futures contracts until just before expiration pursuant to a set of clearly defined rules.

Management of the Fund, page 31

15.	Comment. We note your response to comment 9 of our letter. Please clearly state that Mr. Bremner has been a private investor since 1997.

Response: Agreed. The first sentence on page 32 under the heading “Robert P. Bremner” has been revised as follows (new language is underlined):

Mr. Bremner (age 69) has been a private investor and management consultant in Washington, D.C. since 1997.

Ms. Karen J. Garnett

August 25, 2010

Additional Information Related to NCAM, NAM and Nuveen Investments, page 38

16.	Comment. We note your response to comment 11 of our letter. Please explain to us why you concluded that the disclosure related to potential conflicts associated with the MDP Acquisition is not material to investors in this offering.

Response: The following sentences have been added to the document on page 40:

Because these arrangements may give rise to certain conflicts of interest involving NCAM, NAM and Bank of America (including Merrill Lynch), NCAM and NAM will adopt policies and procedures intended to address these potential conflicts. These policies and procedures, which may be amended from time to time, will require NCAM and NAM to make all investment decisions with respect to the Fund in the best interests of the Fund and its shareholders, without taking into account the impact of the Fund’s investment decisions on Bank of America or any of its affiliates.

Gresham Performance Record, page 40

17.	Comment. We note your disclosure that you had independent accountants apply procedures to the capsules contained in your disclosure and that you have filed the accountants’ consent as an exhibit to the registration statement. Please tell us what consideration you gave to filing Liccar’s report as an exhibit to the registration statement. Refer to Question 141.02 under the Division’s Compliance and Disclosure Interpretations for the Securities Act.

Response: In accordance with Question 141.02 under the Division’s Compliance and Disclosure Interpretations for the Securities Act, the Fund does not believe that the filing of Liccar’s report is required. The material information in Liccar’s report is the actual performance results and the fact that procedures have been applied to those results, each of which is disclosed. The specific procedures applied by Liccar are not material to potential Fund investors and thus, the Fund does not believe that such information needs to be disclosed.

18.	Comment. We note your response to comment 12 of our letter. In response to our comment, you provided updated disclosure through April 2010. Please explain why information was not available through June 2010.

Response: Performance information as of June 30, 2010 has been included in the document.

Ms. Karen J. Garnett

August 25, 2010

The Commodity Broker, page 46

19.	Comment. Please confirm that there have been no developments in the LBHI proceedings as they relate to BCI since January 29, 2010. Otherwise, please update the disclosure.

Response: The following disclosure has been added on page 46 under the heading “The Commodity Broker”:

The Court commenced a hearing in mid-April, and claimants completed the presentation of their fact evidence on June 25, 2010. BCI is scheduled to present its evidence to the Court during the period from August 23, 2010 to September 4, 2010 and closing arguments are expected to be made by the end of the year.

Distributions, page 52

20.	Comment. Refer to the third paragraph, which states that the Fund does not anticipate that it will borrow to obtain the cash necessary to make distributions. Please revise to clarify whether there are any restrictions on your ability to borrow funds for the purpose of making distribution payments.

Response: Agreed. The following sentence on page 52 has been revised as follows (new language is underlined):

In addition, the Fund does not intend to borrow to obtain the cash necessary to make its distributions, although the Fund does have the ability to borrow in an amount not to exceed 5% of the Fund’s net assets, and such borrowings could be used for distributions. Under normal business conditions, the Fund expects to have sufficient liquidity to pay all monthly and supplemental distributions, without using such borrowing. In the event that the Fund’s distribution rate exceeds its actual returns, the Fund may be required to liquidate investments in order to make such distribution at times or at prices that it would not otherwise do so and that may be disadvantageous to the Fund and its shareholders.

Net Asset Value, page 53

21.	Comment. Please revise to disclose that you will publish the Fund’s net asset value on your website and state how frequently you will update the NAV amount. Also, state whether you will include the Fund’s then-current NAV in your periodic reports filed under the Exchange Act.

Response: Agreed. The following disclosure has been added at the end of the first paragraph on page 53 under the heading “Net Asset Value”:

However, the Fund will publish its net asset value on its website on a daily basis, and the net asset value as of the end of each reporting period will be included in the Fund’s periodic reports.

Underwriting and Discounts, page 56

22.	Comment. Please revise to state briefly the nature of the obligations of the underwriters to take the securities. Currently, it is not clear whether the offering will be a firm commitment or a best efforts arrangement with the underwriters. Refer to Item 508(a) of Regulation S-K.

Ms. Karen J. Garnett

August 25, 2010

Response: The offering will be a firm commitment arrangement with the underwriters. The following language has been added to page 55 under the heading “Underwriting”:

The underwriting agreement provides that the obligations to purchase the shares in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all of the shares sold under the underwriting agreement if any of the shares are purchased. In the underwriting agreement, the Fund and NCAM have agreed to indemnify the underwriters against certain liabilities, including liabilities arising under the Securities Act, or to contribute payments the underwriters may be required to make for any of those liabilities.

Manager Expenses, page 68

23.	Comment. We note your response to comment 17 of our letter. Please expand your disclosure in this section to discuss the specific expenses for which the fund is responsible, including those expenses for which it would be required to reimburse your manager.

Response: Agreed. The second sentence on page 67 under the heading “Manager Expenses” has been revised as follows (new language is underlined):

The manager shall be reimbursed by the Fund for all amounts advanced by the manager on behalf of the Fund for which payment the Fund is responsible, including, but not limited to, transfer agent fees, fees and expenses of the Trustees, legal and accounting fees and expenses, tax preparation expenses, filing fees, printing, mailing and duplication costs, and a fund administration fee.

Legal Matters, page 72

24.	Comment. Please revise to clarify that K&L, Gates will opine on the federal income tax consequences, consistent with the disclosure on page 74 and exhibit 8.1 in the exhibit index. Also, please clarify whether K&L Gates or Morris, Nichols, Arsht & Tunnell LLP will opine on the legality of the securities. Item 5.1 in the exhibit index and the draft tax opinion you have provided appear to be inconsistent with the current disclosure in this section.

Response: Agreed. The disclosure under “Legal Matters” has been revised in accordance with the above comment.

Ms. Karen J. Garnett

August 25, 2010

Part II. Statement of Additional Information, page 85

25.	Comment. We note your response to comment 18 of our letter. In response to our comment, you provided some supporting documentation. However, we note that you have not provided all of the supporting documentation referenced in the supplemental document entitled: “Supporting Documentation for Part II: Statement of Additional Information and Source Data.” For example only, we note, that you refer to the Standard & Poor’s Corporation: S&P GSCI Index Methodology, 2010 edition, the FIA, and the Bank of America Merrill Lynch’s Global Commodity Paper; however, you have not provided these materials. Additionally, in the two documents provided, you did not mark the language in those documents that supports your statements. It is also not clear how the information referenced supports all of the quantitative and qualitative business and industry data used in this section We therefore reissue our comment. Please provide us with support for all quantitative and qualitative business and industry data used in this section. Clearly mark the specific language in the materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Alternatively, please remove these statements.

Response: Agreed. The requested information is being provided supplementally.

Financial Statements and Notes

Statement of Operations, page 108

26.	Comment. We note you were organized on December 7, 2005 and consider yourself to be a non-accelerated filer. Given these facts, please tell us how you have complied with Rule 3-02(a) and (b) of Regulation S-X, which requires audited statements of income and cash flows for each of the three fiscal years preceding the date of the most recent audited balance sheet being filed, and for the corresponding interim period of the preceding fiscal year for the interim period presented.

Response: The Statements of Operations, Statements of Changes in Shareholder’s Capital and Statements of Cash Flows (on pages 110, 111 and 112, respectively) have each been updated to include the following time periods : (1) six month period ending June 30, 2009 (unaudited), and (2) year ending 2007. Accordingly, these time periods (other than the unaudited information for the June 30, 2009 interim period) are now covered by the Report of Independent Registered Public Accounting Firm (appearing on page 107). The Fund believes that the financial statements, as revised, comply with Rule 3-02(a) and (b) of Regulation S-X.

Ms. Karen J. Garnett

August 25, 2010

Note 4 - Organization Expenses and Offering Costs, page 111

27.	We note the maximum offering costs to be paid are based on an estimated offering size of $250,000,000, which are approximately 10,000,000 shares. This differs from the amounts disclosed on the cover page of this registration statement, which only indicates the registering of 1,000,000 shares and maximum offering price of $25 million. Please clarify or revise accordingly.

Response: Please see response to comment 1.

Item 17. Undertakings, page II-2

28.	Please revise to include the undertaking required by Item 512(f) of Regulation S-K.

Response: Agreed. The undertaking has been added.

Signatures, page II-4

29.	We are continuing to consider your response to comment 19 of our letter. We may have further comment.

Response: Understood.

Exhibits

30.	We note your response to comments 14 and 26 of our letter. Please file the amended Trust Agreement that reflects the 5% limit on borrowing noted in your responses.

Response: Agreed. A revised form of Trust Agreement has been filed.

Draft Legal Opinion

31.	The second paragraph of the draft opinion refers to the Trust Agreement, as amended by the First Amendment dated December 15, 2009. Please ensure that counsel updates its opinion to reflect its review of all subsequent amendments to the Trust Agreement.

Response: Agreed. The opinion will be updated in accordance with the above comment.

Ms. Karen J. Garnett

August 25, 2010

Draft Tax Opinion

32.	We note your response to comment 23 of our letter. We continue to believe that the language regarding no lawyer-client relationship should be removed because it may create doubt about an investor’s ability to rely on the opinion. Please provide us with a more detailed explanation of why you believe this statement is appropriate and necessary or provide a revised opinion that omits the language.

Response: The opinion clearly states that a shareholder or prospective shareholder has the ability to rely on the opinion and we have revised the opinion to further clarify this point. As revised, we do not believe the opinion leaves any doubt about the investor’s ability to rely on it. As we stated in our prior response, it is a factually correct statement. It reflects the actual legal effect of addressing legal opinions to non-clients who are nonetheless entitled to rely on the opinion. Therefore we continue to believe that the statement that no lawyer-client relationship exists should remain in the opinion. The revised opinion language is set forth below (new language is underlined):

This opinion may be disclosed to any Fund shareholders and prospective shareholders and they may rely on it as if they were addressees of this opinion. While we are not establishing any lawyer-client relationship with any Fund shareholders or any prospective shareholders, the absence of such a relationship in no way limits the ability of any Fund shareholder or prospective shareholder to rely on this opinion.

Sales Literature submitted July 23, 2010

33.	Please note that you must fill in the missing disclosure before we can clear your sales literature.

Response: Understood.

34.	We note your response to comment 26 of our letter. Please revise your disclosure to clarify whether you may borrow to fund distributions.

Response: Agreed. The following sentence will be added to the sales literature as follows:

The Fund does not anticipate that it will borrow to obtain the cash necessary to make its distributions, although the Fund does have the ability to borrow in an amount not to exceed 5% of the Fund’s net assets, and such borrowings could be used for distributions. Under normal business conditions, the Fund expects to have sufficient liquidity to pay all monthly and supplemental distributions, without using such borrowing.

35.	We note, on page 13, you state that there will be breakpoint reductions related to the management fee. Please explain what this means. Additionally, please add this disclosure to your prospectus on page 15.

Response: Agreed. The following sentence has been added to page 15 as a new second sentence under the heading “Manager’s Management Fees”:

The fees paid by the Fund to the manager are subject to various breakpoints, as set forth on page 40. A break point means that if the value of investments held by the Fund achieves a specified level, the Fund will be eligible to pay the manager a reduced fee on that portion of the assets above that level (the “break point”).

Similar disclosure has been added to the sales literature.

Ms. Karen J. Garnett

August 25, 2010

*        *        *         *         *

We believe that this information responds to all of your comments. If you should require additional information, please call me at 202.778.9252, Craig Walker at 312.807.4321 or Don Weiss at 312.807.4303.

Very truly yours,

/s/ Stacy H. Winick
Stacy H. Winick

Cc:	Christopher Rohrbacher
Leonard B. Mackey, Jr.

APPENDIX A

2. Comment: Please tell us supplementally why you believe your proposed operations will not subject you to regulation as an investment company under the Investment Company Act of 1940.

Response: The Fund invests all of its assets in a Master Fund (for purposes of this comment, the Fund and Master Fund are collectively referred to as “the Fund”). The Fund is not subject to regulation as an investment company under the Investment Company Act of 1940 because the Fund is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities, and, as a result, is not an investment company under Section 3(b)(1) of the 1940 Act. We believe that the Fund is primarily engaged in the business of a commodity pool, and that this conclusion is supported by an analysis of the Fund’s structure and operations under established standards enunciated by the staff of the Division of Investment Management in the Managed Futures Association no-action letter (pub. avail. July 15, 1996) (“MFA”) and the Peavey Commodity Futures Fund no-action letter (pub. avail. June 2, 1983)(“Peavey”).

In Peavey, the SEC staff stated that they would not consider an entity to be subject to SEC jurisdiction under the Investment Company Act if it was directly or indirectly primarily engaged in the business of investing in futures (even if those futures were considered to be securities and subject to SEC jurisdiction). In discussing its reasoning, the SEC staff recognized that the traditional analysis for assessing an entity’s status for Section 3(b)(1) purposes may not reveal the primary nature of a commodity pool’s business. Instead the SEC staff articulated an alternative test for commodity pools, stating that in making the Section 3(b)(1) determination, “…[the staff] would consider of first importance the area of business in which the entity anticipates the realization of the greatest gains and exposure to the largest risks of loss.” In Peavey, the SEC staff also clearly recognized that in determining a commodity pool’s “primary business” for purposes of assessing its status under the 1940 Act, a pool’s cash reserves and margin deposits, often in the form of government securities, do not indicate the primary nature of the pool’s business. Indeed, the Peavey letter stressed that a pool with even more than 50% of its assets in securities would not necessarily indicate that the pool is primarily engaged in investing in securities so as to constitute an investment company.

In MFA, the SEC staff considered the status under Section 3(b)(1) of a commodity pool that invests all of its assets in other commodity pools. After citing the Peavey test, the SEC staff further refined its analysis of the applicable Section 3(b)(1) determination, stating as follows:

In our view, therefore, a commodity pool’s primary business should be deemed to be investing or trading in commodity interests if, (1) the pool looks

A-1

primarily to commodity interests as its principal intended source of gains, (2) the pool anticipates that commodity interests present the primary risk of loss, and (3) the pool’s historical development, public representations of policy (in its prospectus or offering circular and in marketing materials), and the activities of those charged with management of the pool demonstrate that the pool’s primary business is investing or trading in commodity interests, rather than securities.

Evaluating the Fund under the standards established by MFA and Peavey reveals that the Fund is primarily engaged in a business other than investing in securities and, thus, is not an investment company under Section 3(b)(1) of the 1940 Act. As structured, the Fund primarily will purchase futures and forward positions in a group of tangible commodities that will have an aggregate notional value approximately equal to the total net assets of the Fund. Additionally, the Fund will moderate the risks associated with its commodity investments and generate positive net cash flow through writing calls and buying puts on commodity interests. Because of the nature of commodity trading, only a small portion of the value of a futures or forward contract is necessary to be maintained with the broker or counterparty as a good faith deposit toward performance of the contract. Consequently, as with all commodity pools pursuing these types of strategies, the Fund will maintain large cash reserves that are necessary to secure or margin its futures and forward transactions. Moreover, these cash reserves, which are expected to normally constitute, on average, in excess of 80% of the Fund’s assets, will be invested in short-term, investment grade, debt instruments, as these monies are subject to the demand for margin by commodity brokers in the event of price changes in the Fund’s long futures and forward positions. Accordingly, the Fund’s investments of its cash reserves in debt instruments is strictly incidental and corollary to its transactions in commodity interests.

With respect to the realization of gains, the Fund’s manager anticipates that the Fund’s long commodity positions will account for nearly all of the Fund’s short-term and long-term gains and its commodity call option writing will thereby largely determine its total return. As for the potential for loss, the Fund’s greatest exposure results from the Fund’s long futures and forwards positions on commodity interests. Although the Fund’s strategy seeks to mitigate this risk through the purchase of out-of-the-money puts on commodity interests (which protects against a significant decline in value of these positions), the Fund’s long commodity positions are expected to constitute nearly 100% of the Fund’s aggregate loss exposure.

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The Fund, of course, will have some potential to realize gains and losses based on debt instruments purchased with those cash reserves that are not used to purchase put options on groups of commodities or commodity indices. However, the Fund’s risk exposure from fluctuations in the value of these debt securities is minimal relative to the Fund’s total risk exposure, due to the high credit quality and short-term maturities of these securities. For these same reasons, the potential for gains from these instruments also is limited, particularly relative to the potential gain from the Fund’s commodity interest positions.

With regard to the remaining MFA factors, we note that the Fund’s prospectus (1) clearly states that the Fund is a commodity pool and that the manager is a registered commodity pool operator subject to regulation by the CFTC and NFA and (2) includes detailed risk factors clearly disclosing that the primary risk of loss associated with this Fund relates to the proposed investments in the commodity markets. Finally, the Fund will be marketed as a commodity pool and not as an investment company.

Based on the Fund’s structure, its potential for the realization of the greatest gains from the commodity investments and its exposure from those investments to the largest risk of loss, and its public representations, we believe that under the MFA and Peavey standards, the Fund is a classic example of a commodity pool that may have a significant portion of its assets invested in securities, but, under Section 3(b)(1) of the 1940 Act, nonetheless is primarily engaged in a business other than that of an investment company.

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